EXHIBIT 15.(b).1
Valuation and Qualifying Accounts and Reserves

Amount in NOK million		Additions
	Balance at	Charged to	Charged to		Balance at
	beginning of	costs and	other		end of
Description	period	expenses	accounts1)	Deductions 2)	period

Year-end 31 December 2005
Allowance for doubtful accounts	891	225	(99)	(233)	784
Valuation allowance for deferred tax assets	967	1,054	570	—	2,591
Asset retirement obligation 3)	6,281	404	1,365	(356)	7,694

Year-end 31 December 2004
Allowance for doubtful accounts	922	200	39	(269)	891
Valuation allowance for deferred tax assets	1,047	(25)	(55)	—	967
Asset retirement obligation	5,235	351	914	(219)	6,281

Year-end 31 December 2003
Allowance for doubtful accounts	685	737	138	(638)	922
Valuation allowance for deferred tax assets	945	22	80	—	1,047
Asset retirement obligation 4)	4,538	306	504	(113)	5,235

1)	Includes amounts recognized in business combinations and foreign currency translation adjustments.

2)	Deductions primarily represent uncollectible accounts charged against the allowance for doubtful accounts and expenditures related to and reductions of asset retirement obligations.

3)	Hydro implemented FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations beginning 31 December 2005. FIN 47 is an interpretation of SFAS 143 Accounting for Asset Retirement Obligations which refers to legal obligations to perform asset retirement activities. FIN 47 requires an entity to recongnize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated, even if timing and/or method of settlement is conditional on a future event that may not be within the control of the entity. FIN 47 implementation mainly relates to brick-lining used in primary aluminium production within Metals. The implementaion of FIN 47 resulted in an increase of asset retirement obligation liabilities by NOK 223 million. According to FIN 47 prior year amounts should not be restated.

4)	Effective 1 January 2003, Hydro implemented the accounting standard for asset retirement obligations, such as decommissioning and abandonment of oil and gas production platforms, facilities and pipelines [SFAS 143]. The accounting standard requires that the fair value of future asset retirement obligations be recorded in the Company’s balance sheet in the period it is incurred; accordingly, obligations for oil and gas installations should be recognized at the start of production. Asset retirement costs are capitalized as part of the asset’s original cost and depreciated over the asset’s useful life, while changes to the present value of the obligations are charged to earnings. The changes resulted in an increase in the capitalized value of fixed assets by NOK 1,089 million. The increase in the original cost of fixed assets was NOK 1,918 million and related accumulated depreciation was NOK 829 million. In addition, liabilities for asset retirement obligations increased NOK 2,407 million to NOK 4,538 million.